--------------------------------------------------------------------------------
--------------------------------------------------------------------------------

                       SECURITIES AND EXCHANGE COMMISSION

                             WASHINGTON, D.C. 20549
                            ------------------------

                                 SCHEDULE 14D-1

              TENDER OFFER STATEMENT PURSUANT TO SECTION 14(D)(1)
                     OF THE SECURITIES EXCHANGE ACT OF 1934

                                      AND

                                  STATEMENT ON
                                  SCHEDULE 13D
                                     UNDER
                      THE SECURITIES EXCHANGE ACT OF 1934
                            ------------------------

                            WORLD COLOR PRESS, INC.
                        (Exact Name Of Subject Company)
                           PRINTING ACQUISITION INC.
                     An Indirect Wholly Owned Subsidiary of
                             QUEBECOR PRINTING INC.
                                   (Bidders)

        COMMON STOCK, $0.01 PAR VALUE                           98144310-4
       (Title Of Class Of Securities)              (CUSIP Number of Class of Securities)

                            ------------------------

                               LOUIS SAINT-ARNAUD
                   VICE PRESIDENT, LEGAL AFFAIRS & SECRETARY
                             QUEBECOR PRINTING INC.
                            612 SAINT-JACQUES STREET
                            MONTREAL, QUEBEC, CANADA
                                    H3C 4M8
                                 (514) 954-0101
  (Name, Address and Telephone Number of Persons Authorized to Receive Notices
                    and Communications on Behalf of Bidders)

                                WITH A COPY TO:
                             JOHN A. WILLETT, ESQ.
                                ARNOLD & PORTER
                                399 PARK AVENUE
                         NEW YORK, NEW YORK 10022-4690
                                 (212) 715-1000

                           CALCULATION OF FILING FEE

Transaction Valuation*........................................................  $838,715,000
Amount of Filing Fee**........................................................  $   167,743

* Estimated for purposes of calculating the filing fee only. The filing fee calculation assumes the purchase of 23,500,000 shares of common stock, par value $0.01 per share (the "Shares"), of World Color Press, Inc. at a price of $35.69 per Share in cash without interest.

** Calculated as 1/50 of 1% of the transaction value in accordance with regulation 240.0-11 of the Securities Exchange Act of 1934, as amended.

/ / Check box if any part of the fee is offset as provided by Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing.

     AMOUNT PREVIOUSLY PAID: Not Applicable         FILING PARTY: Not Applicable

     FORM OR REGISTRATION NO.: Not Applicable         DATE FILED: Not Applicable

--------------------------------------------------------------------------------
--------------------------------------------------------------------------------

CUSIP NO. 98144310-4                14D-1/13D

    1      NAMES OF REPORTING PERSONS                               QUEBECOR
           PRINTING INC.

           IRS IDENTIFICATION NOS OF ABOVE PERSONS                       NOT
           APPLICABLE
    2      CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP              / /
    3      SEC USE ONLY
    4      SOURCE OF FUNDS                                               BK,
           WC
    5      CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS
           REQUIRED PURSUANT TO ITEMS 2(E) OR 2(F)                       / /
    6      CITIZENSHIP OR PLACE OF ORGANIZATION                       CANADA

                        7      SOLE VOTING POWER                                      16,865,572.79*
    NUMBER OF
      SHARES
   BENEFICIALLY         8      SHARED VOTING POWER                                          NONE
     OWNED BY
       EACH             9      SOLE DISPOSITIVE POWER                                 16,865,572.79*
    REPORTING
   PERSON WITH
                       10      SHARED DISPOSITIVE POWER                                     NONE

   11      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING
           PERSON    16,865,572.79*
   12      CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN
           SHARES      / /
   13      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)         35.7%*
   14      TYPE OF REPORTING PERSON                                       CO

*   Beneficial ownership is based solely on the following agreements:

    On July 12, 1999, the Reporting Person entered into a Tender, Voting and Option Agreement (the "Tender Agreement") with KKR Partners II, L.P., APC Associates, L.P., GR Associates L.P., KKR Associates (affiliates of Kohlberg Kravis Roberts & Co.) and Robert G. Burton, Marc L. Reisch, Jennifer L. Adams, Robert B. Lewis and James E. Lillie, who are senior executives of the Company (together, the "Stockholders"), pursuant to which, among other things, the Stockholders granted the Reporting Person an irrevocable option to purchase all, but not less than all, of the Stockholders' shares, representing an aggregate amount of 9,307,272.79, at a price of $35.69 per share, exercisable only in the event of the Triggering Event (as defined in Section 13 of the Offer to Purchase). This agreement is described more fully in Section 13, "The Merger Agreement; Other Agreements," of the Offer to Purchase attached hereto as Exhibit (a)(1).

    On July 12, 1999, the Reporting Person also entered into a Stock Option Agreement (the "Stock Option Agreement") with the Subject Company pursuant to which the Subject Company granted the Reporting Person the option to purchase up to 7,558,300 Shares exercisable only in the event of payment of a certain Termination Amount (as defined in Section 13 of the Offer to Purchase). This agreement is described more fully in Section 13, "The Merger Agreement; Other Agreements," of the Offer to Purchase attached hereto as Exhibit (a)(1).

CUSIP NO. 98144310-4                14D-1/13D

    1      NAMES OF REPORTING PERSONS                               PRINTING
           ACQUISITION INC.

           IRS IDENTIFICATION NOS OF ABOVE PERSONS                51-0391534
    2      CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP              / /
    3      SEC USE ONLY
    4      SOURCE OF FUNDS                                               BK,
           WC
    5      CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
           TO ITEMS 2(E) OR 2(F)                                         / /
    6      CITIZENSHIP OR PLACE OF ORGANIZATION                     DELAWARE

                        7      SOLE VOTING POWER                                      16,865,572.79*
    NUMBER OF
      SHARES
   BENEFICIALLY         8      SHARED VOTING POWER                                          NONE
     OWNED BY
       EACH             9      SOLE DISPOSITIVE POWER                                 16,865,572.79*
    REPORTING
   PERSON WITH
                       10      SHARED DISPOSITIVE POWER                                     NONE

   11      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING
           PERSON    16,865,572.79*
   12      CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN
           SHARES      / /
   13      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)         35.7%*
   14      TYPE OF REPORTING PERSON                                       CO

*   Beneficial ownership is based solely on the following agreements:

    On July 12, 1999, Quebecor Printing Inc. ("Quebecor Printing"), of which Reporting Person is an indirect wholly owned subsidiary, entered into a Tender, Voting and Option Agreement (the "Tender Agreement") with KKR Partners II, L.P., APC Associates, L.P., GR Associates L.P., KKR Associates (affiliates of Kohlberg Kravis Roberts & Co.) and Robert G. Burton, Marc L. Reisch, Jennifer L. Adams, Robert B. Lewis and James E. Lillie, who are senior executives of the Company (together, the "Stockholders"), pursuant to which, among other things, the Stockholders granted Quebecor Printing an irrevocable option to purchase all, but not less than all, of the Stockholders' shares, representing an aggregate amount of 9,307,272.79, at a price of $35.69 per share, exercisable only in the event of the Triggering Event (as defined in Section 13 of the Offer to Purchase). This agreement is described more fully in Section 13, "The Merger Agreement; Other Agreements," of the Offer to Purchase attached hereto as Exhibit (a)(1).

    On July 12, 1999, Quebecor Printing also entered into a Stock Option Agreement (the "Stock Option Agreement") with the Subject Company pursuant to which the Subject Company granted Quebecor Printing the option to purchase up to 7,558,300 Shares exercisable only in the event of payment of a certain Termination Amount (as defined in Section 13 of the Offer to Purchase). This agreement is described more fully in Section 13, "The Merger Agreement; Other Agreements," of the Offer to Purchase attached hereto as Exhibit (a)(1).

                          SCHEDULE 14D-1/SCHEDULE 13D

    This Tender Offer Statement on Schedule 14D-1 and statement on Schedule 13D (the "Tender Offer Statement") filed by Quebecor Printing Inc. ("Quebecor Printing"), a company amalgamated under the laws of Canada, and Printing Acquisition Inc. ("Purchaser"), a Delaware corporation and an indirect wholly owned subsidiary of Quebecor Printing, relates to the offer by Purchaser to purchase up to 23,500,000 of the issued and outstanding shares of Common Stock $0.01 par value (the "Shares"), of World Color Press, Inc., a Delaware corporation (the "Company"), at $35.69 per Share, net to the seller in cash, upon the terms and subject to the conditions set forth in the Offer to Purchase dated July 16, 1999 (the "Offer to Purchase") and in the related Letter of Transmittal (which, as amended from time to time, together constitute the "Offer"), copies of which are attached hereto as Exhibits (a)(1) and (a)(2), respectively.

    This Tender Offer Statement constitutes a Statement on Schedule 13D with respect to the beneficial ownership of Shares resulting from the Stock Option Agreement, a copy of which is attached as Exhibit (c)(4) hereto, and the Tender, Voting and Option Agreement, a copy of which is attached as Exhibit (c)(2) hereto. The item numbers and responses below are in accordance with the requirements of Schedule 14D-1.

ITEM 1. SECURITY AND SUBJECT COMPANY

    (a) The name of the subject company is World Color Press, Inc. (the "Company"), a Delaware corporation, which has its principal executive offices at 340 Pemberwick Rd., Greenwich, Connecticut, 06831.

    (b) The exact title of the class of equity securities and amount being sought in the Offer are 23,500,000 shares of Common Stock, $0.01 par value, of the Company. As of July 8, 1999, there were 37,981,422 Shares issued and outstanding and approximately 190 holders of record. The information set forth under "Introduction" in the Offer to Purchase is incorporated herein by reference.

    (c) The information concerning the principal market in which the Shares are traded and certain high and low sales prices for the Shares in such principal market is set forth in Section 6 ("Price Range of Shares; Dividends") of the Offer to Purchase and is incorporated herein by reference.

ITEM 2. IDENTITY AND BACKGROUND

    (a)--(d) and (g): This Statement is filed by Quebecor Printing and Purchaser. The information set forth under "Introduction," Section 9 ("Certain Information Concerning Quebecor Printing, Purchaser and QPUSA"), and Annex I of the Offer to Purchase is incorporated herein by reference.

    (e) and (f): During the last five years, neither Quebecor Printing nor Purchaser nor, to the best knowledge of Quebecor Printing and Purchaser, any of the persons listed in Annex I to the Offer to Purchase has been (i) convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) or (ii) was a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting activities subject to, federal or state securities laws or finding any violation of such laws.

ITEM 3. PAST CONTACTS, TRANSACTIONS OR NEGOTIATIONS WITH THE SUBJECT COMPANY

    (a)--(b): The information set forth under Section 8 ("Certain Information Concerning the Company"), Section 9 ("Certain Information Concerning Quebecor Printing, Purchaser and QPUSA"), Section 11 ("Background of the Offer; Past Contacts, Transactions or Negotiations with the Company"),
    Section 12 ("Purpose of the Offer and Merger; Appraisal Rights; Plans for the

    Company"), and Section 13 ("The Merger Agreement; Other Agreements") of the Offer to Purchase is incorporated herein by reference.

ITEM 4. SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION

    (a)--(b): The information set forth under "Introduction" and Section 10 ("Source and Amount of Funds") of the Offer to Purchase is incorporated herein by reference.

    (c) Not applicable.

ITEM 5. PURPOSE OF THE TENDER OFFER AND PLANS OR PROPOSALS OF THE BIDDER

    (a)--(e): The information set forth under "Introduction," Section 11 ("Background of the Offer; Past Contacts, Transactions or Negotiations with the Company"), Section 12 ("Purpose of the Offer and Merger; Appraisal Rights; Plans for the Company"), Section 13 ("The Merger Agreement; Other Agreements"), and Section 14 ("Dividends and Distributions") of the Offer to Purchase is incorporated herein by reference.

    (f) and (g): The information set forth under "Introduction" and Section 7 ("Effect of the Offer on the Market for Shares, NYSE Listing, Stock Quotation, Exchange Act Registration; Margin Regulation") of the Offer to Purchase is incorporated herein by reference.

    Except as contemplated by the Merger Agreement, the Tender Agreement or the Stock Option Agreement neither Quebecor Printing nor Purchaser has any plans or proposals which relate to or would result in (x) the acquisition by any person of additional securities of the Company or the disposition of securities of the Company, or (y) changes to the Company's charter, bylaws or instruments corresponding thereto or other action which may impede the acquisition of control of the Company by any person.

ITEM 6. INTEREST IN SECURITIES OF THE SUBJECT COMPANY

    The information set forth under "Introduction," Section 9 ("Certain Information Concerning Quebecor Printing, Purchaser and QPUSA"), and Section 13 ("Merger Agreement; Other Agreements") of the Offer to Purchase is incorporated herein by reference.

ITEM 7. CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO THE SUBJECT COMPANY'S SECURITIES

    The information set forth under "Introduction," Section 9 ("Certain Information Concerning Quebecor Printing, Purchaser and QPUSA"), Section 11 ("Background of the Offer; Past Contacts, Transactions or Negotiations with the Company"), and Section 13 ("The Merger Agreement; Other Agreements") of the Offer to Purchase is incorporated herein by reference.

ITEM 8. PERSONS RETAINED, EMPLOYED OR TO BE COMPENSATED

    The information set forth under "Introduction," Section 13 ("The Merger Agreement; Other Agreements"), and Section 17 ("Fees and Expenses") of the Offer to Purchase is incorporated herein by reference.

ITEM 9. FINANCIAL STATEMENTS OF CERTAIN BIDDERS

    Quebecor Printing's Consolidated Financial Statements and related Notes thereto included in Quebecor Printing's Form 40-F for the fiscal year ended December 31, 1998 and the information set forth under Section 9 ("Certain Information Concerning Quebecor Printing, Purchaser and QPUSA") of the Offer to Purchase are incorporated herein by reference.

ITEM 10. ADDITIONAL INFORMATION

    (a) The information set forth under Section 13 ("The Merger Agreement; Other Agreements") of the Offer to Purchase is incorporated herein by reference.

    (b) and (c): The information set forth under "Introduction," Section 1 ("Terms of the Offer; Proration"), and Section 16 ("Certain Regulatory and Legal Matters") of the Offer to Purchase is incorporated herein by reference.

    (d) The information set forth under Section 7 ("Effect of the Offer on the Market for Shares, NYSE Listing, Stock Quotation, Exchange Act Registration; Margin Regulation") of the Offer to Purchase is incorporated herein by reference.

    (e) The information set forth under Section 16 ("Certain Regulatory and Legal Matters") of the Offer to Purchase is incorporated herein by reference.

    (f) The information set forth in the Offer to Purchase and the related Letter of Transmittal and the Agreement and Plan of Merger dated as of July 12, 1999 among Quebecor Printing, Purchaser and the Company, copies of which are attached hereto as Exhibits (a)(1), (a)(2) and (c)(1), is incorporated herein by reference.

ITEM 11. MATERIAL TO BE FILED AS EXHIBITS

    (a)(1) Offer to Purchase dated July 16, 1999.

    (a)(2) Letter of Transmittal.

    (a)(3) Notice of Guaranteed Delivery.

    (a)(4) Letter to Brokers, Dealers, Commercial Banks, Trust Companies and Other Nominees.

    (a)(5) Letter to Clients for use by Brokers, Dealers, Commercial Banks, Trust Companies and Other Nominees.

    (a)(6) Guidelines for Certification of Taxpayer Identification Number on Substitute Form W-9.

    (a)(7) Summary Advertisement as published in The Wall Street Journal and the New York Times on July 16, 1999.

    (a)(8) Text of Press Release issued by Quebecor Printing and the Company on July 12, 1999.

    (b)(1) Arrangement Letter (including the related term sheets and waiver letters) dated as of July 12, 1999 from Royal Bank of Canada, Bank of America Canada, Bank of Montreal and Canadian Imperial Bank of Commerce.

    (c)(1) Agreement and Plan of Merger dated as of July 12, 1999 among Quebecor Printing, Purchaser and the Company.

    (c)(2) Tender, Voting and Option Agreement dated as of July 12, 1999 among Quebecor Printing, KKR Partners II, L.P., APC Associates, L.P., GR Associates L.P., KKR Associates and Robert G. Burton, Marc L. Reisch, Jennifer L. Adams, Robert B. Lewis and James E. Lillie.

    (c)(3) Confidentiality Agreement dated June 28, 1999 between Quebecor Printing and the Company.

    (c)(4) Stock Option Agreement dated as of July 12, 1999 between Quebecor Printing and the Company.

    (c)(5) Registration Rights Agreement dated as of July 12, 1999 between Quebecor Printing and KKR Partners II, L.P., APC Associates, L.P., GR Associates L.P., KKR Associates.

    (d) Not applicable.

    (e) Not applicable.

    (f) Not applicable.

                                   SIGNATURES

    After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

July 16, 1999

                                QUEBECOR PRINTING INC.

                                By:  /s/ CHRISTIAN M. PAUPE
                                     -----------------------------------------
                                     Name: Christian M. Paupe
                                     Title: Executive Vice President

                                PRINTING ACQUISITION INC.

                                By:  /s/ CHRISTIAN M. PAUPE
                                     -----------------------------------------
                                     Name: Christian M. Paupe
                                     Title: Treasurer

                                 EXHIBIT INDEX

EXHIBIT NO.                                           DESCRIPTION                                               PAGE
-----------  ----------------------------------------------------------------------------------------------     -----

    (a)(1)   Offer to Purchase dated July 16, 1999.

    (a)(2)   Letter of Transmittal.

    (a)(3)   Notice of Guaranteed Delivery.

    (a)(4)   Letter to Brokers, Dealers, Commercial Banks, Trust Companies and Other Nominees.

    (a)(5)   Letter to Clients for use by Brokers, Dealers, Commercial Banks, Trust Companies and Other
             Nominees.

    (a)(6)   Guidelines for Certification of Taxpayer Identification Number on Substitute Form W-9.

    (a)(7)   Summary Advertisement as published in The Wall Street Journal and the New York Times on July
             16, 1999.

    (a)(8)   Text of Press Release issued by Quebecor Printing and the Company on July 12, 1999.

    (b)(1)   Arrangement Letter (including the related term sheet and waiver letters) dated as of July 12,
             1999 from Royal Bank of Canada, Bank of America Canada, Bank of Montreal and Canadian Imperial
             Bank of Commerce.

    (c)(1)   Agreement and Plan of Merger dated as of July 12, 1999 among Quebecor Printing, Purchaser and the Company.

    (c)(2)   Tender, Voting and Option Agreement dated as of July 12, 1999 among Quebecor Printing, KKR
             Partners II, L.P., APC Associates, L.P., GR Associates L.P., KKR Associates and Robert G.
             Burton, Marc L. Reisch, Jennifer L. Adams, Robert B. Lewis and James E. Lillie.

    (c)(3)   Confidentiality Agreement dated June 28, 1999 between Quebecor Printing and the Company.

    (c)(4)   Stock Option Agreement dated as of July 12, 1999 between Quebecor Printing and the Company

    (c)(5)   Registration Rights Agreement dated as of July 12, 1999 between Quebecor Printing and KKR
             Partners II, L.P., APC Associates, L.P., GR Associates L.P., KKR Associates.

       (d)   Not applicable.

       (e)   Not applicable.

       (f)   Not applicable.